INVEST IN **MOTIVISION**

Motivision [Techstars '23] transforms gyms into SMART facilities



MULTIPERSON
TRACKING

motivision.us New York NY



LEAD INVESTOR

Renji Bijoy

As a "gym rat" angel investor myself (who sees the problem Motivision is solving on a daily basis) with a Master's in Computer Vision & Machine Learning from Georgia Tech (understanding the technological execution necessary to be successful in this space), and as a successful startup founder myself (with a high bar of who I decide to invest in), I'm incredibly excited to invest as their lead angel investor! Motivision's innovative approach to fitness tracking has the potential to revolutionize the entire fitness industry! Through the Techstars mentoring program, I've been able to observe Omri's passion for fitness, technology, and startups. I've built one of the top startups in the industry I'm in, and Omri's execution reminds me of myself in the early days of my startup. Omri possesses all the qualities necessary to lead a successful startup, including grit, determination, intelligence, and a relentless drive to succeed. He has surrounded himself with a brilliant team of experts in their respective fields (computer vision, fitness, business, etc.), ensuring that Motivision is THE startup that is poised to capitalize on this market opportunity!

Invested $25,000 this round

Highlights

1. Accepted to the Techstars 2023 Cohort! (Top 1% of startups globally!)
2. Partnering with some of the largest names in athletics in the US!
3. Patent-pending computer vision technology
4. Team with significant experience in computer vision AI and biomechanics
5. $30 Billion market
6. Launching in the most popular fitness cities in US!











Our Team

Omri Melamed CEO

Fitness fanatic with experience in both tech and professional training

Nike Klara COO

Wellness fanatic with long history of equity sales and marketing

Tamir Gez Chief Scientist

Computer vision genius with a decade of experience in motion tracking

Tom Ram Head of Fitness

2019 National trainer of the year for Equinox

Ryan Babbitt Director of Fitness & Sales

Equinox Wall Streets top performing personal trainer. Owns a personal training studio in NYC

Prof. Moshe Ayalon Head of Biomechanics

Former Head of the Israeli national biomechanics lab

Motivision transforms fitness centers into a fully-connected facility through seamless workout analysis & tracking.





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Motivision
Automatic Workout Tracker
Weight
20.0
Reps
0
Watch on YouTube

Companies that track data for understanding of one's health revolutionized the fitness world.



41.4%
of Americans use a fitness tracker

👍 These companies proved that tracking fitness journeys & demonstrating progress increases motivation over time.

From wearables like Fitbit & Apple Watch, to smart experiences like Orange Theory, Mirror, and Peloton, technology proved that enhancing fitness journeys by tracking the biomechanics data our bodies create increases the excitement of the fitness journey, while accelerating the increase athletic performance over time. This creates sticky products that users love.



Use a Tracker
4.3
workouts a week
Don't Use a Tracker
3.0
workouts a week

👎 The issue's that none of these solutions track important strength training metrics.

Are we getting stronger, more explosive? Is our mobility better?

From basic metrics like sets, reps and weight logging, to more complex ones like range of motion, posture and acceleration.



Summary 4:30
Strength Training
Open Goal
TOTAL TIME
0:49:51
ACTIVE CALORIES
Summary 4:30
ACTIVE CALORIES
384CAL
TOTAL CALORIES
466CAL
AVG HEART RATE
122BPM
RANGE

💪 Motivision is here to change that.

Imagine walking into the fitness facility of tomorrow that simultaneously tracks EVERY SINGLE MOTION for those working out. What exercises are they performing, rep count, sets & weights? Are they progressing, or are they potentially injuring themselves without noticing, and who of them is leading the way.


ivi
Multi Person Analysis
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Exercise: Dumbbell Shoulder Press
Speed of motion: 2.3 sec
Reps: 4
User 2
Exercise: Over Head DB Extensions
Speed of motion: 2.1 sec
Watch on YouTube

Members and their trainers can receive real-time performance metrics, viewable through interactive screens that are attached to every workout station around the facility.



📈 Our patent-pending computer vision models create new insights into how all of us move our bodies.

Embedding bespoke AI-driven enhancements into the workout experience is the next extension of tech-enhanced physical wellness.

The identification of the changes in minor nuances of angles, depths, and accelerations of various muscles are calculated, processed, and analyzed by our computer vision models.


ivi
Squat Analysis
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Watch on YouTube

We're working with some of the largest athletic programs in the US, and are days away from launching in the most elite gyms of the top fitness cities too!


25+
Waitlist
Gyms, Fitness Studios, Fitness Chains

💰 This is a $30 billion opportunity.

Customer demand for fitness tracking is at an all time high, with an expected CAGR of 15.4% between 2021-2028 (Fortune Business Insights). There are millions of commercial and residential gyms worldwide that will need to fill their customers expectations.


Millions of Gyms Waiting to be Modernized
$30B


Worldwide including apartment building and hotel gyms
Total Available Market

🙏 Join us & revolutionize the future of fitness!

Led by a team with significant experience in computer vision and biomechanics, we believe Motivision will be the company that changes the world to become a happier, healthier place. Let's do this!


Omri
CEO
Nike
COO
Tamir
Chief Science
Prof. Ayalon
Head of Biomechanics
Tom Ram
Head of Fitness
Ryan Babbitt
Fitness & Sales
Prof. Hadar
AI Advisor
techstars_
STIFEL
SAMSUNG
EQUINOX